EXHIBIT 3.1


        Amendment to Section III.1 of the Bylaws of Rayovac Corporation

Section III.1 of the Bylaws of Rayovac Corporation was amended to read in its entirety as follows:

         III.1 General Powers and Number. The business and affairs of the Corporation shall be managed by its Board of Directors. The number of directors shall be fixed from time to time by the Board of Directors, but in no event shall the number be greater than twelve (12) nor fewer than five (5).